1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

July 24, 2019

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  PIMCO Funds (the “Registrant”)

        Files Nos. 033-12113; 811-05028

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 323 (“PEA 323”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 444 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on May 29, 2019. PEA 323 was filed to (a) register Class C shares of PIMCO Preferred and Capital Securities Fund; and (b) register I-2, Class A and Class C shares of PIMCO RAE Worldwide Long/Short PLUS Fund. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 323. All references to “Fund” or “Funds” refer only to series of the Registrant included in PEA 323, unless noted otherwise.

General

Comment 1: As required by Rule 423 under the 1933 Act, please confirm that the date on the prospectus and SAI covers will be approximately the date that the amended prospectuses and SAI will become effective without reference to an earlier date “as supplemented.” With respect to the SAI, see General Instruction C(3)(e).

Response: The Registrant confirms that the prospectuses and SAI filed as part of the forthcoming 485(b) will be dated July 31, 2019, because such 485(b) filing will represent the annual update of the Registrant’s registration statement.

Anu Dubey July 24, 2019 Page 2

Both Prospectuses

Comment 2: Certain fee table footnotes disclose fee waiver and expense reimbursement arrangements. For each such footnote, please disclose, if applicable, that PIMCO may recoup certain waivers and reimbursements in future periods and briefly describe the terms of such recoupment.

Response: Comment accepted. The Registrant confirms that each such footnote regarding a fee waiver or expense reimbursement arrangement permitting PIMCO to recoup amounts waived and reimbursed in future periods includes disclosure to this effect. The Registrant has also revised certain such footnotes to reflect related disclosure updates requested by the Staff in connection with other filings made by PIMCO-advised registrants.

Comment 3: Pursuant to Instruction 3(e) to Item 3 of Form N-1A, a fee waiver may be disclosed in the fee table only if it will be in effect for at least one year from the effective date of the prospectus. Please revise the disclosure accordingly.

Response: The Registrant confirms that the date through which each fee waiver and expense reimbursement is effective will be at least one year from the effective date of the forthcoming 485(b) filing.

Comment 4: With respect to each Fund with over 100% portfolio turnover in the last fiscal year, consider adding “active and frequent trading” to that Fund’s principal investment strategies and adding a corresponding principal risk.

Response: We respectfully note that the risks of portfolio turnover are described in several places throughout the prospectus and SAI. For example, the summary prospectus “Portfolio Turnover” section states:

The Fund pays transaction costs when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the Annual Fund Operating Expenses or in the Example tables, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was [ ]% of the average value of its portfolio.

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Also, the Characteristics and Risks of Securities and Investment Techniques—Portfolio Turnover section of the statutory prospectus states:

The length of time a Fund has held a particular security is not generally a consideration in investment decisions. A change in the securities held by a Fund is known as “portfolio turnover.” When the portfolio manager deems it appropriate and particularly during periods of volatile market movements, a Fund may engage in frequent and active trading of portfolio securities to achieve its investment objective. Higher portfolio turnover (e.g., an annual rate greater than 100% of the average value of the Fund’s portfolio) involves correspondingly greater expenses to a Fund, including brokerage commissions or dealer markups and other transaction costs on the sale of securities and reinvestments in other securities. Such sales may also result in realization of taxable capital gains, including short-term capital gains (which are generally taxed at ordinary income tax rates). The trading costs and tax effects associated with portfolio turnover may adversely affect a Fund’s performance. Please see a Fund’s “Fund Summary—Portfolio Turnover” or the “Financial Highlights” in this prospectus for the portfolio turnover rates of the Funds that were operational during the last fiscal year.

In addition, the SAI includes a four-paragraph discussion of portfolio turnover. Accordingly, the Registrant respectfully declines to make this change.

Comment 5: With respect to all Funds with a wholly-owned Cayman subsidiary, or any controlled foreign corporation (“CFC”), which includes any subsidiary(ies) of the CFC:

                (i) disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC;

                (ii) disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement, as the CFC’s assets are fund assets. If the same person is the adviser to both the fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the fund’s and the CFC’s investment advisory agreements may be combined;

                (iii) confirm in correspondence that the CFC and its board of directors will agree to inspection by the staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Anu Dubey July 24, 2019 Page 4

Response: The Registrant’s responses are set forth below. For purposes of this Response only, “Fund” refers to those series of the Registrant that have Subsidiaries.

Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

The Registrant’s response, set forth below, is similar to responses provided to similar comments on several prior post-effective amendments of PIMCO-advised registrants.1

Each Fund with a Subsidiary ensures that the Fund complies with (i) its Section 8 investment policies and (ii) the applicable requirements of Section 18, on an aggregate basis (i.e., testing is conducted to ensure compliance is maintained as if the Subsidiary’s holdings were consolidated with the direct holdings of the Fund). In addition to such testing, with respect to Subsidiaries that have been established for commodities exposure consistent with the IRS position discussed below, such Subsidiaries will also, to the extent required by the IRS position, independently segregate liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the parent Fund segregates assets for, or offsets, the same types of transactions that the Fund engages in directly. In addition, each Subsidiary has adopted many of the same fundamental and non-fundamental investment restrictions as its parent Fund, the same practices with regard to pricing and valuation that apply to the Funds apply to the Subsidiaries, and the consolidated financial statements of each Fund and Subsidiary are audited by the Funds’ independent registered public accounting firm. Notwithstanding the foregoing, we note that none of the Subsidiaries is a registered investment company under the 1940 Act, and therefore none of the Subsidiaries is required to comply with the requirements of the 1940 Act applicable to registered investment companies. However, the Registrant is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits each Fund from doing indirectly “through or by means of any other person” (i.e., its Subsidiary) what it is prohibited from doing directly. As such, no Subsidiary will engage in any activity prohibited by the 1940 Act that would cause the corresponding Fund to violate Section 48(a).2

[1]

See, e.g., Letter from Adam T. Teufel to Anu Dubey, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 317, at comment 9 (April 18, 2019).

[2]

For example, if the Fund were to cause its Subsidiary to engage in investment activities prohibited by the Fund’s fundamental investment restrictions without first obtaining shareholder approval, the Fund would be in violation of Sections 8 and 13, by virtue of the application of Section 48(a).

Anu Dubey July 24, 2019 Page 5

Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement, as the CFC’s assets are Fund assets. If the same person is the adviser to both the fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the fund’s and the CFC’s investment advisory agreements may be combined.

In connection with its approval of each parent Fund’s advisory contract pursuant to Section 15 of the 1940 Act, the Board of Trustees of the Fund is provided information regarding the activities of the Fund’s Subsidiary, the related nature and quality of the services provided with respect to the Subsidiary, and the lack of pass-through fees to Fund investors on account of the applicable fee waiver agreement. Also, the Board of Trustees has previously received information on the Subsidiary’s investment advisory contract with PIMCO. However, the Fund’s Board of Trustees does not approve the Subsidiary’s advisory contract pursuant to Section 15 as the Subsidiary is not a registered investment company under the 1940 Act and therefore is not subject to the requirements of Section 15 thereof.

The Registrant respectfully notes that Form N-1A, Item 28(d), which relates to the filing of investment advisory contracts as exhibits to a registration statement, requires the filing of investment advisory contracts relating to the management of a Fund’s assets, not a Subsidiary’s assets. Each Fund’s Cayman subsidiary is a separate pooled investment vehicle and a distinct legal entity separately managed by PIMCO apart from its parent Fund. This structure is intended to comply with the conditions of a Private Letter Ruling from the Internal Revenue Service obtained by the Registrant, which states that income from such Cayman subsidiary will be recognized as qualifying income. Each Fund’s Cayman subsidiary consolidates its financial statements with those of its parent Fund in part due to a letter to Brian D. Bullard, Chief Accountant of the Division of Investment Management, dated October 24, 2006 (the “Letter”), wherein the Registrant notified the Office of Chief Accountant of its intent to consolidate a subsidiary in the PIMCO CommodityRealReturn Strategy Fund®’s financial statements and provided its rationale for consolidation. In a subsequent conversation with the Registrant, the Office of Chief Accountant acknowledged that it did not object to the Registrant’s conclusions with respect to consolidation as outlined in the Letter. The Registrant acknowledges that its position with respect to consolidation has not changed from the position described in the Letter. Accordingly, the Registrant continues to believe that the decision to consolidate is appropriate under GAAP. Notwithstanding this consolidation, as noted above, each CFC remains a separate legal entity with assets that are distinct from its respective Fund’s assets. For these reasons, the Registrant respectfully disagrees with the Staff’s assertion that the CFC assets are Fund assets under all circumstances.

Anu Dubey July 24, 2019 Page 6

Furthermore, the Registrant does not believe a Subsidiary’s investment advisory contract, nor any other Subsidiary-level service provider contract, falls within the meaning of “Other Material Contracts” set forth in Form N-1A, Item 28(h), particularly in light of the contractual fee waiver (discussed in more detail below) wherein Fund investors do not bear the fees paid to PIMCO under the Subsidiary’s investment advisory contract. Accordingly, the Registrant has not included the Subsidiaries’ investment advisory contracts as exhibits to the Registrant’s registration statement.

Confirm in correspondence that the CFC and its board of directors will agree to inspection by the staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Each Subsidiary has filed with the Staff a consent to service of process and examination of its books and records.3 Each Subsidiary’s books and records are maintained in the United States, together with the parent Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. Accordingly, the Registrant confirms that each Subsidiary’s books and records are open to inspection by the Staff.

Comment 6: With respect to each Fund that may engage in short sales, confirm that any dividend and interest expense on short sales is reflected in the fee table.

Response: Confirmed. To the extent a Fund is anticipated to incur expenses relating to dividends paid on short sales, such Fund will reflect such actual (or estimated) expenses as part of its “Other Expenses” to the extent such expenses are in amounts that require fee table disclosure. A Fund may not incur such short sale expenses if the Fund obtains short exposure through derivative instruments that do not result in short sale expenses for the Fund. For example, when investing in short positions with respect to an index, the Fund may short futures on the index or specific index securities. The holder of a futures contract is not entitled to collect dividends. Rather, the price of the futures contract typically takes into account the future value of all dividends expected to be paid over the life of the contract. Accordingly, the Fund would not be liable for any dividends paid by the stocks comprising the index during the time the Fund is shorting a future on the index. Through this and other similar methods of short exposure, the Funds may not incur expenses related to the payment of dividends on short sales.

[3]

Each Subsidiary submits to jurisdiction in the United States by virtue of having filed an exhibit to the Registrant’s registration statement substantively similar to Form F-X under the Securities Act that designates the Registrant its agent in the United States to accept service of process in any suit, action, or proceeding before the Commission or an appropriate court. We note that by means of a no-action letter, an offshore fund proposed to use this method to submit to jurisdiction. See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004).

Anu Dubey July 24, 2019 Page 7

Comment 7: The PIMCO Preferred and Capital Securities Fund uses a blended index as its primary broad-based securities market index. The Staff believes a blended index may be appropriate as a secondary index, but not as a primary index.

Response: The Registrant is aware of multiple fund groups that similarly use a blended index as the “broad-based securities market index” for a fund registered on Form N-1A. The Registrant believes that blended primary benchmark indexes are frequently used across a variety of fund groups, particularly with respect to sector funds and alternative strategy funds (such as the Fund), in recognition of the fact that such indexes are more reflective of the market for the principal investments of such funds than a non-blended index.

The Registrant is not aware of any authoritative guidance from the SEC or Staff indicating that a blended index cannot represent an “appropriate broad-based securities market index” as that term is used in Form N-1A; however, the Registrant believes its approach is consistent with the limited authoritative guidance from the SEC and the Staff regarding the definition and purpose of an “appropriate broad-based securities market index,” including the specific release noted in the Staff’s comment.

Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”4 In rejecting the mandatory use of peer group comparisons for all funds, the SEC stated that “[t]he index comparison requirement is designed to show how much value the management of the fund added by showing whether the fund ‘out-performed’ or ‘under-performed’ the market, and not so much whether one fund ‘out-performed’ another.”5 The SEC has also stated that a “broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate” and that an “index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”6 The Registrant respectfully notes that the Fund’s blended primary benchmark index reflects the markets in which the Fund principally invests, and is not “composed of securities of firms in a particular industry or group of related industries.”

[4]	Registration Form Used by Open-End Management Investment Companies, SEC Release No. IC-23064 (Mar. 13, 1998).

[5]	Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Release No. 33-6988 (Apr. 6, 1993).

[6]	Id.

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Early guidance on the meaning of an “appropriate broad-based securities market index” comes from SEC statements in 1972 regarding their use in the context of Section 205(b) of the Investment Advisers Act of 1940. Specifically, the SEC stated:

In determining whether an index is appropriate for a particular investment company, directors should consider factors such as the volatility, diversification of holdings, types of securities owned and objectives of the investment company. For example, a broadly based market value weighted index of common stocks ordinarily would be an appropriate index, but an index based upon a relatively few large ‘blue chip’ stocks would not. For investment companies that invest exclusively in a particular type of security or industry, either a specialized index that adequately represents the performance of that type of security or a broadly based market value weighted index ordinarily would be considered appropriate. Of course, if an investment company invests in a particular type of security an index which measures the performance of another particular type of security would be inappropriate.7 (emphasis added)

Finally, in regards to the ability of a fund to select a broad-based index, the SEC stated that “[the ‘appropriate index’ language] would give a fund a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests. In some cases, of course, there will not be an index available that encompasses the types of securities in which the fund invests. Nonetheless, a broad market index could always be used to serve as a benchmark for how an alternative, unmanaged investment in the securities market performed during the period” (emphasis added).8

The Registrant believes that the use of a blended primary benchmark index complies with the requirements of Form N-1A and the SEC guidance cited above. As the Staff is aware, funds are increasingly using diverse investment strategies which at times have multiple distinct components and asset classes (e.g., a mix of equity securities, fixed-income securities and alternative strategies) with various weightings. As a result, it is often the case that the performance of a fund’s strategy may have a higher degree of correlation with a blended index than a more commonly used broad-

[7]	Factors to be Considered in Connection with Investment Advisory Contracts Containing Incentive Fee Arrangements, SEC Release Nos. IA-315, IC-7113 (Apr. 18, 1972).

[8]	Disclosure and Analysis of Mutual Fund Performance Information; Portfolio Manager Disclosure, SEC Release No. IC-17294 (Jan. 8, 1990).

Anu Dubey July 24, 2019 Page 9

based index such as the S&P 500 Index. In this regard, the Registrant believes that a blended primary benchmark index, consisting of component indexes that are intended to represent similar risk attributes as each distinct portion of the fund’s holdings, may provide investors with a more useful basis for evaluating the Fund’s performance and risks relative to the markets in which the Fund invests, consistent with the SEC’s stated purpose of including return information for a broad-based securities market index.

In light of the Fund’s investment objective and principal investment strategies, the Registrant believes the blended index is “appropriate” within the meaning of the Form N-1A definition because the blended index reflects the market for the principal investments of the Fund. Importantly, each component index individually, as well as the blended index collectively, is calculated and administered by an organization unaffiliated with the Fund, its investment adviser and principal underwriter.9

The Registrant also believes that a blended index would be sufficiently “broad-based” if the index, when considered as a whole, is sufficiently representative of a broad segment of the securities market such that it is “not composed of securities of firms in a particular industry or group of related industries.” Also, certain component indexes of the blended index are themselves “broad-based securities market indexes.” The Registrant believes that the blended index, when considered as a whole, represents a sufficiently broad segment of the securities market that it should be deemed to be a “broad-based securities market index.” Accordingly, the Registrant believes the blended index provides investors with a basis for evaluating the Fund’s performance and risks relative to the market, consistent with the requirements of Form N-1A and the SEC guidance cited above.

In addition, the Registrant emphasizes that, consistent with the SEC’s guidance that funds should have “a significant degree of flexibility to select an index that it believes best reflects the markets in which the fund invests”, funds should be given considerable deference in determining whether a blended benchmark index is an “appropriate broad-based securities market index.”

Comment 8: In the Summary of Other Important Information Regarding Fund Shares – Purchase and Sale of Fund Shares section, please delete the word “Generally” from the sentence that states, “Generally, purchase and redemption orders for Fund shares are processed at the net asset value (“NAV”) next calculated after an order is received by the Fund.”

[9]

“To prevent a conflict of interest from arising, the index must be created and administered by an organization that is not an affiliated person of the fund, its adviser or principal underwriter . . . .” Disclosure of Mutual Fund Performance and Portfolio Managers, Investment Company Act Rel. No. 19382 (Apr. 6, 1993) (citing potential conflicts of interest as the primary reason for requiring a broad-based securities market index to be administered by an unaffiliated third party, unless the index is widely recognized and used, in which case the potential for conflict is diminished because the index is used for purposes other than as a benchmark against which to measure fund performance).

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Response: The Registrant respectfully notes that the “Acceptance and Timing of Purchase Orders, Redemption Orders and Share Price Calculations” section of the Prospectus says the following:

A purchase order received by the Trust or its designee prior to the NYSE Close, on a day the Trust is open for business, together with payment made in one of the ways described above will be effected at that day’s NAV plus any applicable sales charge. An order received after the close of regular trading on the NYSE will be effected at the NAV determined on the next business day. However, orders received by certain retirement plans and other financial firms on a business day prior to the close of regular trading on the NYSE and communicated to the Trust or its designee prior to such time as agreed upon by the Trust and financial firm will be effected at the NAV determined on the business day the order was received by the financial firm.

[…]

A redemption order received by the Trust or its designee prior to the NYSE Close on a day the Trust is open for business, is effective on that day (unless a specific subsequent trade date is provided). A redemption order received after that time becomes effective on the next business day. Redemption requests for Fund shares are effected at the NAV per share next determined after receipt of a redemption request by the Trust or its designee, minus any applicable sales charge. However, orders received by certain broker-dealers and other financial firms on a business day prior to the NYSE Close and communicated to the Trust or its designee prior to such time as agreed upon by the Trust and financial firm will be effected on the business day the order was received by the financial firm.

Accordingly, because there are limited exceptions as described above, the Registrant respectfully submits that “Generally” is applicable in this context and therefore declines to make any changes.

Comment 9: The “Reductions and Waivers of Initial Sales Charges and CDSCs” section of the prospectus states:

CDSCs on Class A and Class C shares may be reduced or waived in certain circumstances, including for: redemptions in connection with certain distributions, withdrawals or returns of excess contributions from or exchanges to certain retirement plan accounts or IRAs; certain redemptions following death or

Anu Dubey July 24, 2019 Page 11

disability; certain redemptions of shares subject to an Automatic Withdrawal Plan or pursuant to certain agreements with the Distributor; redemptions by individuals having certain relationships with the Trust, certain of its affiliates, PIMCO Equity Series or the Distributor; redemptions effected by a Fund as a result of an account not satisfying applicable minimum account size requirements; redemptions in connection with certain reorganizations and liquidations; redemptions by certain shareholders demonstrating hardship, as determined in the sole discretion of the Trust; certain intra-fund exchanges of Class A shares for Institutional Class shares; and redemptions by a shareholder who is a participant making periodic purchases of not less than $50 through certain employer sponsored savings plans that are clients of a financial firm with which the Distributor has an agreement with respect to such purchases. In addition, investors will not be subject to CDSCs for certain transactions where, pursuant to certain agreements between a broker-dealer and the Distributor, the Distributor did not pay at the time of purchase the amount it normally would have to the broker-dealer. Please see the SAI for additional details.

Please address the following comments related to the above disclosure:

(a)      Please include all information required by Item 12(a)(2) of Form N-1A in the prospectus, including a brief description of the circumstances under which an initial sales charge may be waived.

(b)      The disclosure indicates that a CDSC may be reduced or waived in certain circumstances, including for “certain redemptions of shares . . . pursuant to certain agreements with the Distributor.” Please identify by name the broker-dealers that are parties to such agreements and the nature of these agreements. See IM Guidance Update 2016-06.

(c)      With respect to “redemptions by individuals having certain relationships with the Trust, certain of its affiliates, PIMCO Funds or the Distributor,” be more specific as to who qualifies for this waiver category.

(d)      With respect to the second-to-last sentence of the disclosure quoted above, please identify by name the broker-dealers that are parties to such agreements and confirm that such broker-dealers are identified in Appendix B to the prospectus. Please add disclosure to this section stating that such broker-dealers are named in Appendix B to the prospectus, if applicable. See IM Guidance Update 2016-06.

Anu Dubey July 24, 2019 Page 12

Response: The Registrant notes that it has revised the prospectus disclosure cited in the comment as follows:

CDSCs on Class A and Class C shares may be reduced or waived in certain circumstances, including for: redemptions in connection with certain distributions, withdrawals or returns of excess contributions from or exchanges to certain retirement plan accounts or IRAs; certain redemptions following death or disability; certain redemptions of shares subject to an Automatic Withdrawal Plan ~~or pursuant to certain agreements with the Distributor~~; redemptions by individuals having certain relationships with the Trust, certain of its affiliates, PIMCO Funds or the Distributor; redemptions effected by a Fund as a result of an account not satisfying applicable minimum account size requirements; redemptions in connection with certain reorganizations and liquidations; redemptions by certain shareholders demonstrating hardship, as determined in the sole discretion of the Trust; and certain intra-fund exchanges of Class A shares for Institutional Class shares; ~~and~~ redemptions by a shareholder who is a participant making periodic purchases of not less than $50 through certain employer sponsored savings plans that are clients of a financial firm with which the Distributor has an agreement with respect to such purchases; and certain redemptions effected by fiduciaries who have purchased shares for certain accounts. In addition, investors will not be subject to CDSCs for certain transactions where~~, pursuant to certain agreements between a broker-dealer and the Distributor,~~ the Distributor did not pay at the time of purchase the amount it normally would have to the broker-dealer. Please see the SAI for additional details. (new language bold and underlined)

The Registrant’s responses are set forth below.

Please include all information required by Item 12(a)(2) of Form N-1A in the prospectus, including a brief description of the circumstances under which an initial sales charge may be waived.

As discussed in more detail below, Item 12(a)(2) requires that the Fund “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads” (emphasis added) and “[i]dentify each class of individuals or transactions to which the arrangements apply and state each different breakpoint as a percentage of both the offering price and the net amount invested.” The Registrant respectfully submits that the following sections of the prospectus describe the circumstances under which an initial sales charge may be waived or reduced:

●	Sales Charges – Initial Sales Charges – Class A Shares, as well as the following sub-sections:

o	Combined Purchase Privilege and Right of Accumulation (Breakpoints),

o	Letter of Intent,

Anu Dubey July 24, 2019 Page 13

o	Reinstatement Privilege, and

o	Sales at Net Asset Value.

●	Reductions and Waivers of Initial Sales Charges and CDSCs

●	Shares Purchased or Held Through Financial Firms

●	Appendix B

The disclosure indicates that a CDSC may be reduced or waived in certain circumstances, including for “certain redemptions of shares . . . pursuant to certain agreements with the Distributor.” Please identify by name the broker-dealers that are parties to such agreements and the nature of these agreements. See IM Guidance Update 2016-06.

As noted above, the Registrant has revised the disclosure as noted above to clarify and remove any reference to an implied “special agreement.” Item 12(a)(2) requires that the Fund “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads” (emphasis added) and “[i]dentify each class of individuals or transactions to which the arrangements apply and state each different breakpoint as a percentage of both the offering price and the net amount invested.” In adopting this disclosure requirement, the SEC stressed the importance of brevity in disclosing this information, stating that “disclosure regarding breakpoints [and waivers] be brief in order to avoid overwhelming investors with excessively detailed information” and that this form requirement “strike[s] an appropriate balance between providing enhanced disclosure regarding breakpoint discounts [and waivers] and not overwhelming investors with information.”10 The Registrant believes that its current disclosure is appropriately responsive to this disclosure requirement by describing the individuals and transactions to which the listed sales load waivers apply and listing each applicable waiver for front-end sales loads. The Registrant’s disclosure in this regard is informed by the SEC’s intent in requiring this information be briefly described. Moreover, the Registrant believes that listing the broker-dealers by name is not required in light of the Form’s instruction to (1) “briefly” describe the relevant waiver arrangements and (2) identify the “class of individuals or transactions to which the arrangements apply.” As noted above, the Registrant believes the prospectus disclosure cited by the comment meets this standard.

With respect to “redemptions by individuals having certain relationships with the Trust, certain of its affiliates, PIMCO Funds or the Distributor,” be more specific as to who qualifies for this waiver category.

[10]	See Disclosure of Breakpoint Discounts by Mutual Funds, Inv. Co. Rel. No. 26464 (June 14, 2004).

Anu Dubey July 24, 2019 Page 14

As noted in response to the prior comment, Item 12(a)(2) requires that the Fund “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads” (emphasis added) and “[i]dentify each class of individuals or transactions to which the arrangements apply and state each different breakpoint as a percentage of both the offering price and the net amount invested.” In adopting this disclosure requirement, the SEC stressed the importance of brevity in disclosing this information, stating that “disclosure regarding breakpoints [and waivers] be brief in order to avoid overwhelming investors with excessively detailed information” and that this form requirement “strike[s] an appropriate balance between providing enhanced disclosure regarding breakpoint discounts [and waivers] and not overwhelming investors with information.”11 The Registrant believes that its current disclosure is appropriately responsive to this disclosure requirement by describing the individuals and transactions to which the listed sales load waivers apply and listing each applicable waiver for both front-end sales loads and CDSCs. The Registrant’s disclosure in this regard is informed by the SEC’s intent in requiring this information be briefly described. Accordingly, no changes have been made in response to this comment.

With respect to the second-to-last sentence of the disclosure quoted above, please identify by name the broker-dealers that are parties to such agreements and confirm that such broker-dealers are identified in Appendix B to the prospectus. Please add disclosure to this section stating that such broker-dealers are named in Appendix B to the prospectus, if applicable. See IM Guidance Update 2016-06.

As noted above, the Registrant has revised the sentence to remove reference to any implied “special agreement.” As discussed in more detail above, Item 12(a)(2) requires that the Fund “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads” (emphasis added) and “[i]dentify each class of individuals or transactions to which the arrangements apply and state each different breakpoint as a percentage of both the offering price and the net amount invested.” The Registrant believes that the current disclosure appropriately identifies the categories of individuals who may be eligible for a waiver, and investors may find further details in the SAI. In addition, the Registrant respectfully notes that the broker-dealers referenced in the paragraph noted in the comment are not necessarily the same as the intermediaries listed in Appendix B.

Comment 10: On the back cover page of the prospectus, delete the statement that the financial statements are incorporated by reference, as it is the Staff’s position that only the Financial Highlights may be incorporated by reference. See Instruction 4(e) to Item 13 of Form N-1A and Rule 411(a) under the Securities Act of 1933. It is the Staff’s view that information may be incorporated by reference in reliance on Rule 411(b)(2) only if the information is specifically called for by the form. We acknowledge your prior response to a similar comment, and reiterate the Staff’s disagreement with the prior response.

[11]	See Disclosure of Breakpoint Discounts by Mutual Funds, Inv. Co. Rel. No. 26464 (June 14, 2004).

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Response: Comment accepted.

Comment 11: Certain Funds include fee table footnotes relating to the Fund’s interest expense. Such footnotes are neither permitted nor required by Form N-1A. Please delete. As an alternative approach to the interest expense related footnotes, consider adding a parenthetical or sub-caption line item to the “Other Expenses” line item that identifies interest expense, which is permitted by Form N-1A.

Response: The Registrant has reviewed these footnotes in light of the Staff’s comment and has already consolidated interest expense-related footnotes into a single footnote per Fund fee table, consistent with the Staff comment provided to the 2016 annual update of the Registrant’s registration statement.12 However, the Registrant respectfully declines to delete these footnotes in their entirety. The Registrant’s response, set forth below, is the same as the response provided to similar comments to several prior post-effective amendments of PIMCO-advised registrants.13

To the extent a Fund enters into certain investments, such as reverse repurchase agreements or short sales, the Fund incurs interest expense. Interest expense is required to be treated as an expense of the Fund for accounting purposes,14 but the amount of interest expense, if any, will vary from year to year with the Fund’s use of such investments as an investment strategy.

Unlike many other fund complexes, the Funds have a “unified fee” structure wherein each Fund pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Funds. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in the Funds’ statutory prospectuses and disclosed in the combined Management Fees line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Funds, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

[12]

See, e.g., Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds’ Post-Effective Amendment No. 284, at comment 2 (Aug. 11, 2016).

[13]

See, e.g., Letter from Adam T. Teufel to Anu Dubey, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 292, at comment 3 (Nov. 14, 2018).

[14]

See Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

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There are, however, certain expenses a Fund does bear that are not covered under the unified fee structure that may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is a Fund’s interest expense. As interest expense may vary, causing a Fund to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).15 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).16 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of a Fund with other mutual funds. Without the current fee table footnotes describing the relevant Funds’ interest expense and its effect on such Funds’ expense ratios, the Registrant believes the Funds’ fee tables would not adequately facilitate an investor comparison of the Funds’ costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Funds have a unique unified fee structure as described above, what comprises “Other Expenses” for the Funds is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on the Funds’ total expense ratio from year to year as compared to other mutual funds’ expense ratios is likely to be quite different. For example, because the Funds do not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for certain Funds, investors in the relevant Funds have reasonably come to expect that the total expense ratio of the relevant Funds is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnotes to explain the non-routine instances where a Fund needs to disclose “Other Expenses,” investors

[15]	Summary Prospectus Adopting Release at 31.

[16]	Id. at 16-17.

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may not understand that the Fund operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Funds’ unified fee structure unless the Funds include explanatory footnotes in the summary prospectus. The Registrant believes deleting these footnotes would cause its fee tables to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the [Fund] and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Funds’ interest expense, where applicable, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in a Fund’s fee table). The Registrant believes the failure to do so may result in investors not otherwise understanding why a Fund’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors.

The Registrant has considered the alternative approaches suggested by the Staff and has respectfully determined not to make changes at this time.

Credit Bond Funds Prospectus

Comment 12: The principal investment strategies for the PIMCO Preferred and Capital Securities Fund state, “The Fund will invest under normal circumstances at least 25% of its net assets in preferred securities.” However, the Fund’s N-CSR filing as of March 31, 2019 appears to indicate that the Fund had invested only 2.8% of its net assets in preferred securities. Please explain this discrepancy in correspondence.

Response: The Registrant has reviewed the Fund’s holdings as of March 31, 2019 and confirms that the Fund had sufficient holdings in preferred securities to satisfy its principal investment strategy of investing at least 25% of its net assets in preferred securities under normal circumstances. The apparent discrepancy noted in the Staff’s comment is attributable to a

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difference in how certain securities holdings are classified for financial reporting purposes versus how they are classified in PIMCO’s internal compliance systems for purposes of testing compliance with the Fund’s investment guidelines. For example, a number of corporate bonds held by the Fund are also considered to be preferred securities; however, financial reporting practices dictate that such bonds are classified in the financial statements as a corporate bond, and not as a preferred security. PIMCO utilizes a third-party vendor’s classification of securities as the primary source for financial reporting generally, and “Type/Sector” in the Schedule of Investments specifically, where available. As a result, in this case, the Fund’s percentage of investment in preferred securities reported in its annual report appeared to be lower than it was in reality.

Comment 13: The principal investment strategies for the PIMCO Preferred and Capital Securities Fund state that the Fund concentrates its investments in “preferred securities and Capital Securities;” however, the Fund’s principal risks include disclosure regarding “Concentration in Banking Industries Risk.” Please align this disclosure to clarify in what investments the Fund is concentrating. It is the Staff’s view that “preferred securities and Capital Securities” does not constitute an industry or group of industries for purposes of the Fund’s concentration policy.

Response: As stated in the SAI, the Fund has a fundamental policy to concentrate its investments in a group of industries related to banks. Consistent with this fundamental concentration policy, the Fund includes principal risk disclosure stating the following:

Concentration in Banking Industries Risk: the risk of concentrating in industries related to banking, including interest rate risk, market risk, the risk of heightened competition and the risk that legislation and other government actions could adversely affect such industries

In addition, as stated in the SAI, the Fund has an 80% Names Rule policy to “invest, under normal circumstances, at least 80% of its assets in a combination of preferred securities and securities issued by financial institutions that can be used to satisfy the financial institution’s regulatory capital requirements.” Consistent with this policy, the Fund includes the following disclosure in its principal investment strategies:

The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of preferred securities and Capital Securities. “Capital Securities” include securities issued by U.S. and non-U.S. financial institutions (including, but not limited to, banks and insurance companies) that can be used to satisfy their regulatory capital requirements. Capital Securities may be represented by forwards or derivatives such as options, futures contracts or swap agreements. The Fund will invest under normal circumstances at least 25% of its net assets in preferred securities. Assets

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not invested in preferred securities or Capital Securities may be invested in other types of Fixed Income Instruments, including derivative Fixed Income Instruments. “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. By concentrating its investments in preferred securities and Capital Securities, the Fund will be subject to Preferred Securities Risk and Capital Securities Risk. (emphasis added)

To clarify these policies, the Registrant notes that it has made the following revisions to the Fund’s principal investment strategies:

By ~~concentrating its investments~~ investing primarily in preferred securities and Capital Securities, the Fund will be subject to Preferred Securities Risk and Capital Securities Risk. In addition, the Fund will concentrate its investments in a group of industries related to banks. (new language bold and underlined)

Comment 14: The Fund Fact Sheet as of March 31, 2019 for the PIMCO Preferred and Capital Securities Fund on the Registrant’s website indicates that the Fund has invested approximately 19% of its net assets in securities issued by United Kingdom issuers. Consider adding disclosure regarding investment in U.K. issuers to the Fund’s principal investment strategies and adding corresponding risk disclosure to the Fund’s principal risks (e.g., related to Brexit). If the Registrant determines not to add such disclosure, please explain in correspondence why the Registrant does not think such disclosure is necessary. See IM Guidance Update 2016-02.

Response: The Registrant has reviewed the Fund’s registration statement disclosure and has determined not to add additional disclosure regarding risks of investing in securities of U.K. issuers at this time. The Registrant respectfully notes that the SAI currently includes the following disclosure regarding risks associated with the U.K.’s vote to leave the EU:

The Funds may face potential risks associated with the referendum on the United Kingdom’s continued membership in the EU, which resulted in a vote for the United Kingdom to leave the EU (commonly known as “Brexit”). Given the size and importance of the United Kingdom’s economy, the vote to leave the EU may result in substantial volatility in foreign exchange markets and may lead to a sustained weakness in the British pound’s exchange rate against the United States dollar, the euro and other currencies, which may impact Fund returns. The vote to leave the EU may also result in a sustained period of market uncertainty, as the United Kingdom seeks to negotiate the terms of its exit. In this regard, there is a significant degree of uncertainty about how negotiations relating to the United Kingdom’s withdrawal and new trade agreements will be conducted, as well as the

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potential consequences and precise timeframe for Brexit. The vote to leave the EU may also destabilize some or all of the other EU member countries and/or the Eurozone. The ultimate effects of these events and other socio-political or geopolitical issues are not known but could profoundly affect global economies and markets. These developments could result in losses to the Funds, as there may be negative effects on the value of Funds’ investments and/or on Funds’ ability to enter into certain transactions or value certain investments, and these developments may make it more difficult for Funds to exit certain investments at an advantageous time or price. Such events could result from, among other things, increased uncertainty and volatility in the United Kingdom, the EU and other financial markets; fluctuations in asset values; fluctuations in exchange rates; decreased liquidity of investments located, traded or listed within the United Kingdom, the EU or elsewhere; changes in the willingness or ability of financial and other counterparties to enter into transactions or the price and terms on which other counterparties are willing to transact; and/or changes in legal and regulatory regimes to which Fund investments are or become subject. Any of these events, as well as an exit or expulsion of an EU member state other than the United Kingdom from the EU, could negatively impact Fund returns.

The Registrant further submits that investment in U.K. issuers is not specifically a principal investment strategy of the Fund. The percentage of the Fund’s assets invested in U.K. issuers will fluctuate depending on market conditions at a given time and the implementation of the Fund’s principal investment strategies. For example, as of June 30, 2019, the Fund had invested only approximately 13% of its assets in securities of U.K. issuers, down from approximately 19% as of March 31, 2019, as noted in the comment. In addition, the Fund includes principal risk disclosure regarding “Foreign (Non-U.S) Investing Risk,” “Sovereign Debt Risk,” and “Currency Risk,” which cover investment in securities of U.K. issuers. Accordingly, the Registrant believes the current disclosure is appropriate.

Equity-Related Strategy Funds Prospectus

Comment 15: The Staff notes that each of the Funds in this prospectus appears to be heavily exposed to derivatives (e.g., shorting and total return swaps). Please explain how the Funds determined that their strategies are appropriate for open-end funds given the liquidity profile of certain derivatives. See Rule 22e-4(b)(1)(i)(a). In your response, please include general market data on the derivatives used by the Funds and information on the relevant factors identified on pages 154-155 of the Rule 22e-4 Adopting Release. In addition, please address in your response the discussion on page 74 of the Rule 22e-4 Adopting Release regarding evaluating the liquidity of a fund that invests in derivatives.

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Response: At present, the assessment of a strategy’s appropriateness for an open-end fund structure involves PIMCO’s Portfolio Risk Management team enforcing targets and limits defined by the PIMCO Investment Committee, and working with portfolio managers to provide analysis and insights on portfolio construction, stress tests, potential drawdowns and other market risks by strategy. By grouping individual Funds into strategies, PIMCO is able to consider the appropriateness of each Fund within that strategy and consider whether such strategy raises any concern with respect to liquidity or viability within the open-end fund structure. Further the Funds are subject to a liquidity risk management program adopted pursuant to Rule 22e-4 under the 1940 Act (the “Liquidity Rule”). Pursuant to the Funds’ liquidity risk management program and the Liquidity Rule, each Fund’s liquidity risk shall be assessed at least annually, which assessment shall include, as applicable, the factors set forth in the Liquidity Rule. Such factors include, among others, the Fund’s investment strategy and liquidity of portfolio investments during both normal and reasonably foreseeable stressed conditions, including whether the investment strategy is appropriate for an open-end fund and the use of derivatives.

We note that the factors the Staff references on pages 154 – 155 of the Liquidity Rule Adopting Release (“Proposed Rule Factors”) are the factors that the SEC proposed to require funds to take into account when classifying the liquidity of each portfolio position. In adopting the Liquidity Rule, the SEC determined “not [to] codif[y] the proposed factors,” and instead the SEC provided general guidance on “certain factors that a fund could consider in assessing the liquidity of its portfolio investments” (such factors, the “Guidance Factors”).17 The Guidance Factors are similar to, but in important respects differ from, the Proposed Rule Factors.18 Under the Funds’ liquidity risk management program, there is no requirement that specific factors be taken into account in making investment classifications; however, the Funds’ liquidity risk management program specifically permits consideration of, among other factors, the Guidance Factors.

With respect to a Fund’s use of derivatives, PIMCO believes that the use of derivatives, when coupled with prudent counterparty risk management, can be an important tool for a Fund and can result in numerous benefits for the Fund, including enhanced risk management and in certain instances, an enhanced liquidity profile. The use of derivative instruments may provide additional or enhanced liquidity as compared to physical bonds in certain markets and when coupled with a robust and prudent counterparty risk management program.

[17]	See Investment Company Liquidity Risk Management Programs, SEC Rel. No. IC-32315 (Oct. 13, 2016) (“Liquidity Rule Adopting Release”) at 157 and 160 – 174.

[18]

Notably, with respect to derivatives and assets used for cover, the final Proposed Rule Factor – “Relationship of the asset to another portfolio asset” – was explicitly dropped by the SEC. See, e.g., Liquidity Rule Adopting Release at 146 – 148.

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In general, PIMCO manages liquidity with a focus on having sufficient liquid holdings to meet client withdrawal needs and potential margin calls for forward-settling and derivative transactions. In addition to the specific requirements of the Liquidity Rule, PIMCO’s approach to liquidity management focuses on quantitative and qualitative factors. The qualitative component reflects forward-looking expectations of market conditions, stresses and assessments of general market conditions which may impact liquidity. The quantitative component involves regular reviews of the potential impact of extreme market movements, both realized and forecasted.

Further, PIMCO also monitors liquidity through the use of proprietary models based on forward settlement positions, cash inflows/outflows and derivative transactions; however, for certain sub-advised Funds and funds of funds, PIMCO may rely on other metrics or information. In addition, PIMCO develops and maintains several hypothetical and historical stress scenarios that reflect potential extreme but plausible market moves. These scenarios are run periodically across the derivative and forward positions held in the portfolios and considered as part of the portfolio risk management process and can assist in considering potential cash needs.

Comment 16: The PIMCO RAE Fundamental Advantage PLUS Fund currently uses the 3 Month USD LIBOR Index as its primary benchmark. Please consider whether the Fund may need to change its primary index in the future as result of the anticipated phase-out of LIBOR.

Response: For the Staff’s reference, the Registrant currently includes the following disclosure regarding the LIBOR phase-out in the SAI:

Actions by governmental entities may also impact certain instruments in which a Fund invests. For example, certain instruments in which a Fund may invest rely in some fashion upon LIBOR. LIBOR is an average interest rate, determined by the ICE Benchmark Administration, that banks charge one another for the use of short-term money. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced plans to phase out the use of LIBOR by the end of 2021. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate, and any potential effects of the transition away from LIBOR on a Fund or on certain instruments in which a Fund invests are not known. The transition process may involve, among other things, increased volatility or illiquidity in markets for instruments that currently rely on LIBOR. The transition may also result in a reduction in the value of certain instruments held by a Fund or reduce the effectiveness of related Fund transactions such as hedges. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to the Fund.

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The Registrant confirms that it will consider whether changes to the Fund’s benchmark are appropriate.

Comment 17: Since the use of “Small” in the name of the PIMCO RAE PLUS Small Fund suggests investment in the securities of small cap companies, the Fund should adopt a names rule policy to invest at least 80% of its assets in small cap companies. Please disclose such a policy for the Fund and also add disclosure defining small cap company. See SEC Rel. No. 24828 at n. 43.

Response: Although Names Rule FAQ #6 notes that the use of “small-cap” in a fund name suggests a focus in a particular type of investment and would subject the fund to Rule 35d-1, the Registrant is not aware of any such requirement for the term “small.” By itself, the term “small” does not suggest a focus in a particular type of investment. Rather, with respect to the Fund, “small” refers to small companies as determined by fundamental size, not a capitalization-weighted methodology. Accordingly, the Registrant respectfully declines to adopt a names rule policy for the Fund.

Comment 18: For any Fund that derives principally all of its returns from swaps, please add a footnote to the Fund’s fee table that discloses the embedded costs of investing in swaps, including a cost reflected in basis points. The Staff’s view is that such costs should be reflected in the fee table even though not required by Form N-1A.

Response: The Registrant respectfully declines to add the footnote to the Funds’ fee tables, as it is not required by Form N-1A.

Comment 19: For the PIMCO StocksPLUS® Absolute Return Fund, please revise the Fund’s investment objective to reflect that the Fund’s objective is to seek absolute return and add a definition of absolute return.

Response: The PIMCO StocksPLUS® Absolute Return Fund has an investment objective to seek “total return which exceeds that of the S&P 500 Index.” The Registrant does not believe “absolute return” and “total return” are mutually exclusive or are otherwise in conflict with one another as implied by the Staff’s comment. Absolute return connotes that the Fund pursues an absolute return strategy as opposed to a relative return strategy. Relative return strategies seek to outperform a designated market index and measure their performance primarily in relation to such benchmark whereas an absolute return strategy seeks to perform, over time, in a manner substantially independent of overall market movements. There is no guarantee that any absolute return strategy fund, including the PIMCO StocksPLUS® Absolute Return Fund, will produce positive returns.

Total return is simply a measure of fund performance, namely, the actual rate of return over a given period taking into account both income and capital appreciation. Accordingly, it is consistent and appropriate for an absolute return strategy fund to disclose an investment objective of seeking total return by means of an absolute return strategy.

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Additionally, the Registrant respectfully submits that there is no names rule-related requirement based on the use of “absolute return” in a fund’s name. The term “absolute return” is not specifically addressed in the Rule 35d-1 adopting release or the Staff’s guidance regarding frequently asked questions about Rule 35d-1, in which the Staff distinguished between a term that suggests an investment objective or strategy and a term that suggests a type of investment.19 The term “absolute return” in the PIMCO StocksPLUS® Absolute Return Fund’s name describes a strategy and not a particular type of investment.

Notwithstanding the Registrant’s belief that Rule 35d-1 does not apply, the Registrant recognizes that a particular fund name may still be misleading under the antifraud provisions of the federal securities laws. The Commission and Staff have stated that in determining whether a particular name is misleading, the Division of Investment Management will consider whether a name would lead a reasonable investor to conclude that the fund invests in a manner that is inconsistent with the fund’s intended investments or risks of those investments.20 Under this standard, “PIMCO StocksPLUS® Absolute Return Fund” is not misleading, because, as discussed above, the Registrant does not believe “absolute return” and “total return” are mutually exclusive or are otherwise in conflict with one another. Accordingly, no changes have been made in response to this comment.

Finally, the Registrant respectfully submits that the Fund’s principal investment strategies include the following disclosure defining what is meant by “absolute return” for the Fund: “The absolute return approach seeks positive investment returns regardless of market environment . . . .”

Comment 20: The principal investment strategies for the PIMCO StocksPLUS® International Fund (U.S. Dollar-Hedged) state, “The Fund will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its total assets.” Given that the Fund’s name includes “U.S. Dollar-Hedged,” it is the Staff’s view that the Fund should “hedge” against foreign currency exposure, not “limit” its foreign currency exposure. Please revise the disclosure accordingly.

[19]	See Frequently Asked Questions about Rule 35d-1 (Investment Company Names), (modified Dec. 4, 2001) (“Names Rules FAQ”).

[20]	See 35d-1 Adopting Release; Names Rules FAQ.

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Response: The hedged/unhedged naming convention relates to whether the Fund is restricted in its foreign currency exposure (from non-U.S. dollar denominated securities or currencies). The Registrant believes the summary prospectus disclosure for the Fund is appropriate and sufficient to describe the hedged strategy used by the Fund, and that additional description of this term is not necessary to convey the Fund’s foreign currency exposure strategy to investors. Accordingly, the Registrant respectfully declines to revise the disclosure in response to the Staff’s comment.

Comment 21: The principal investment strategies for the PIMCO StocksPLUS® Long Duration Fund state, “Though the Fund does not normally invest directly in the S&P 500 Index securities, when S&P 500 Index derivatives appear to be overvalued relative to the S&P 500 Index, the Fund may invest all of its assets in a “basket” of S&P 500 Index stocks.” Please confirm in correspondence that the Fund will not invest directly in the S&P 500 Index securities under normal circumstances given the use of “Long Duration” in the Fund’s name.

Response: The Registrant confirms that, under normal circumstances, the Fund will invest in S&P 500 Index derivatives and that the Fund may invest directly in certain S&P 500 Index securities only when S&P 500 Index derivatives appear to be overvalued relative to the S&P 500 Index.

Statement of Additional Information

Comment 22: The “Investment Restrictions—Non-Fundamental Investment Restrictions” section of the SAI states, in relevant part:

The Funds interpret their policy with respect to concentration in a particular industry under Fundamental Investment Restriction 1, above, to apply to direct investments in the securities of issuers in a particular industry, and to any other investments, such as certain derivatives, that my properly be assigned to a particular industry, as defined by the Trust.

Please delete the word “certain” to clarify that all derivatives (except derivatives on U.S. government securities or tax-exempt municipal bonds), not just certain derivatives, count toward an industry for purposes of determining compliance with concentration policies.

Response: The Registrant hereby confirms that all derivatives that may properly be assigned to a particular industry, as defined by the Registrant, are assigned to an industry. Certain derivatives, for example a total return swap on an index constituting issuers from a variety of industries, cannot be properly assigned to any particular industry.

Comment 23: Revise the “Investment Restrictions—Non-Fundamental Investment Restrictions” section to make clear that Funds operating as funds-of-funds will take into consideration the concentration policies of the underlying funds in which they invest for purposes of applying their own concentration policy.

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Response: The Registrant’s response, set forth below, is substantially similar to the responses provided to the same Staff comments on other PIMCO-advised registrant’s filings.

The Funds of Funds disclose that they do not treat Underlying PIMCO Funds as a particular industry for purposes of their concentration policy. We believe this approach is consistent with prior SEC guidance.21 Specifically, the SEC’s Guide 19 stated “[a] registrant . . . may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” As we believe the Registrant’s position is reasonable, and therefore consistent with SEC guidance on industry classification, we believe the disclosure is appropriate as is. To the extent a Fund of Funds makes direct investments in securities and instruments not issued by other investment companies, the Fund of Funds will consider the industries to which such direct investments belong for purposes of applying the Fund of Funds’ concentration policy. Also, to the extent an Underlying PIMCO Fund (e.g., the PIMCO Preferred and Capital Securities Fund) has adopted a policy to concentrate in a particular industry, the Fund of Funds will take such policy into account to the extent they invest in such Underlying PIMCO Fund.

Comment 24: Include each sub-adviser’s fee rate for each Fund, as applicable, in addition to the adviser’s fee rates set forth in the Advisory Fee Rates table. See Item 19(a)(3) of Form N-1A, which requires disclosure of “the method of calculating the advisory fee payable by the Fund.”

Response: In consideration of the Staff’s comment, the Registrant has reviewed the Advisory Fee Rates table and has determined not to incorporate revisions at this time. Item 19(a)(3) of Form N-1A requires the disclosure of “the advisory fee payable by the Fund.” As disclosed in the SAI, the sub-adviser is paid by PIMCO, thus such fees are not payable by the Fund.

Comment 25: Please briefly describe in the prospectus each of the following items that are listed in the Sales at Net Asset Value section beginning on page 148 of the SAI:

(ii)    current registered representatives and other full-time employees of broker-dealers that have selling agreements with the Distributor or such persons’ spouse or domestic partner, as recognized by applicable state law, children under 21, and family trust accounts;

(v)    participants investing through accounts known as “wrap accounts” established with broker-dealers approved by the Distributor where such broker-dealers are paid a single, inclusive fee for brokerage and investment management services;

[21]	Guide 19.

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(vi)    client accounts of broker-dealers or registered investment advisers affiliated with such broker-dealers (i) with which the Distributor or PIMCO has an agreement for the use of Class A shares of a Fund in particular investment products or programs or in particular situations in which the broker-dealer will make Class A shares available for purchase at NAV or (ii) that, prior to the conversion of Class D shares to Class A shares, offered Class D shares of a Fund in particular investment products or programs or in particular situations and that offers Class A shares of the Fund following the Class D to Class A share class conversion in such investment products or programs or in particular situations; and

(xii)    any other person if the Distributor anticipates that there will be minimal cost borne by the Distributor associated with the sale, which shall be determined in the sole discretion of the Distributor.

See Item 12(a)(2) of Form N-1A. With respect to item (vi) above, please also identify by name the broker-dealers that are parties to such agreements and confirm that such broker-dealers are identified in Appendix B to the prospectus. See IM Guidance Update 2016-06.

Response: Item 12(a)(2) requires that the Fund “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads” (emphasis added) and “[i]dentify each class of individuals or transactions to which the arrangements apply and state each different breakpoint as a percentage of both the offering price and the net amount invested.” In adopting this disclosure requirement, the SEC stressed the importance of brevity in disclosing this information, stating that “disclosure regarding breakpoints [and waivers] be brief in order to avoid overwhelming investors with excessively detailed information” and that this form requirement “strike[s] an appropriate balance between providing enhanced disclosure regarding breakpoint discounts [and waivers] and not overwhelming investors with information.”22 The Registrant believes that its current prospectus disclosure is appropriately responsive to this disclosure requirement by describing the individuals and transactions to which the listed sales load waivers apply and listing each applicable waiver for both front-end sales loads and CDSCs. The Registrant’s prospectus disclosure in this regard is informed by the SEC’s intent in requiring this information be briefly described.

The Registrant has revised the relevant prospectus disclosure to say the following:

Sales at Net Asset Value. In addition to the programs summarized above, the Funds may sell their Class A shares at NAV without an initial sales charge to certain types of accounts or account holders, including: individuals or accounts having certain relationships ~~or accounts subject to certain agreements~~ with the

[22]	See Disclosure of Breakpoint Discounts by Mutual Funds, Inv. Co. Rel. No. 26464 (June 14, 2004).

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Trust, certain of its affiliates, PIMCO Equity Series, certain broker-dealers or the Distributor; individuals purchasing shares through certain types of omnibus or wrap accounts; investors engaging in certain transactions related to IRAs or other qualified retirement plan accounts; investors making certain purchases following the announcement of a Fund or share class liquidation or following certain share class conversions; and any other person for which the Distributor determines that there will be minimal cost borne by the Distributor associated with the sale. Please see the SAI for additional details. (new language bold and underlined)

The Registrant respectfully submits that the following disclosure in the “Sales at Net Asset Value” section of the prospectus briefly describes the specific items highlighted by the Staff in the comment.

(ii) current registered representatives and other full-time employees of broker-dealers that have selling agreements with the Distributor or such persons’ spouse or domestic partner, as recognized by applicable state law, children under 21, and family trust accounts;

The prospectus disclosure lists the following among the types of accounts or account holders who may qualify to purchase Class A shares without an initial sales charge: “individuals having certain relationships . . . with . . . certain broker-dealers . . . .”

(v)    participants investing through accounts known as “wrap accounts” established with broker-dealers approved by the Distributor where such broker-dealers are paid a single, inclusive fee for brokerage and investment management services;

The prospectus disclosure lists the following among the types of accounts or account holders who may qualify to purchase Class A shares without an initial sales charge: “individuals purchasing shares through certain types of omnibus or wrap accounts . . . .”

(vi)    client accounts of broker-dealers or registered investment advisers affiliated with such broker-dealers (i) with which the Distributor or PIMCO has an agreement for the use of Class A shares of a Fund in particular investment products or programs or in particular situations in which the broker-dealer will make Class A shares available for purchase at NAV or (ii) that, prior to the conversion of Class D shares to Class A shares, offered Class D shares of a Fund in particular investment products or programs or in particular situations and that offers Class A shares of the Fund following the Class D to Class A share class conversion in such investment products or programs or in particular situations;

Anu Dubey July 24, 2019 Page 29

The Registrant notes that it has revised the SAI disclosure as follows:

(vi)    client accounts of broker-dealers or registered investment advisers affiliated with such broker-dealers (i) ~~with which the Distributor or PIMCO has an agreement for the~~ that use ~~of~~ Class A shares of a Fund in particular investment products or programs or in particular situations in which the broker-dealer will make Class A shares available for purchase at NAV or (ii) that, prior to the conversion of Class D shares to Class A shares, offered Class D shares of a Fund in particular investment products or programs or in particular situations and that offers Class A shares of the Fund following the Class D to Class A share class conversion in such investment products or programs or in particular situations; (new language bold and underlined)

This clarifying change is intended to remove reference to any implied “special agreement” and to instead focus on the nature of how Class A shares are used in a particular broker-dealer’s client account.

The prospectus disclosure lists the following among the types of accounts or account holders who may qualify to purchase Class A shares without an initial sales charge: “accounts having certain relationships with . . . certain of [the Trust’s] affiliates, . . . certain broker-dealers or the Distributor; . . . investors making certain purchases . . . following certain share class conversions.”

(xii)    any other person if the Distributor anticipates that there will be minimal cost borne by the Distributor associated with the sale, which shall be determined in the sole discretion of the Distributor.

The prospectus disclosure lists the following among the types of accounts or account holders who may qualify to purchase Class A shares without an initial sales charge: “any other person for which the Distributor determines that there will be minimal cost borne by the Distributor associated with the sale.”

As noted above, the Registrant believes the prospectus disclosure cited by the comment meets the standard in Item 12(a)(2) of Form N-1A.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Anu Dubey July 24, 2019 Page 30

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:      Ryan G. Leshaw, Pacific Investment Management Company LLC

 Douglas P. Dick, Dechert LLP